

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 21, 2006

Mr. Marvin F. Romanow
Chief Financial Officer
Nexen Inc.
801 – 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3P7

> **Re:** **Nexen Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 23, 2006**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2006**
> **Filed October 27, 2006**
> **Response Letter Dated November 22, 2006**
> **File No. 001-06702**

Dear Mr. Romanow:

We have reviewed your filings and response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2005

Understanding the Oil and Gas Business, page 5

1. We have reviewed the disclosure revisions you propose in response to prior comment one, related to our earlier comment one of our letter dated August 31, 2006. We do not see how you are able to support the view that the projects mentioned in your letter of September 19, 2006 would generate attractive returns in an oil price environment of the mid $20 per barrel range. Please explain the

difference between the operating costs you cite in your response, and the operating costs you report in the document.

If oil prices fell to this level, a corresponding decline in the price of bitumen would seem likely to bring the attractiveness of Long Lake project into question. Also, with your high cost of operations at Buzzard in the North Sea ($13.05 per barrel in the Standardized Measure), and the costs for converting bitumen into Syncrude, these projects would seem also challenged to generate attractive returns if oil prices fell to the mid $20 per barrel range. The support for your assertion should be clear from your disclosure. Please revise accordingly.

Executive Summary of 2005 Results, page 31

2. We have reviewed your response to prior comment two, regarding your reserve replacement metrics. Please also disclose the reserve replacement measures before and after royalties for reserves other than your Syncrude reserves, as these do not represent proved reserves under the SEC definitions.

Oil and Gas Accounting – Reserves Determination, page 70

3. We have reviewed your response to prior comments four, five and six, concerning the evaluations and audits conducted by third-party petroleum engineers, and various measures involving Syncrude. Please expand your disclosure to clarify that the Syncrude reserves included in the reserve assessment do not represent proved reserves, as defined by the SEC, and that if you did not include those unproved quantities the aggregate difference between the SEC proved reserves determined by you and by the independent engineers would have been [ ]%, provided this is consistent with your computations.

Based on the information you submitted, it appears you should also disclose that the differences on individual properties between your SEC proved reserve estimates and those of the independent engineer were as high as [ ]%, along with the reasons these large differences were not resolved. We generally find that differences over 10% on individual properties are reconciled if the lower estimate is not reported.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief